Exhibit 99.2

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

August 13, 2021

Perpetua Resources Announces Pricing of Public Offering of Common Shares

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) today announced the pricing of its previously announced underwritten marketed public offering in the United States and Canada of 9,523,810 common shares at a price to the public of US$5.25 per share (the “Offering”). All of the shares to be sold in the Offering are to be sold by Perpetua Resources.

In addition, Perpetua Resources has granted the underwriters a 30-day over-allotment option to purchase up to an additional 1,428,572 common shares representing up to 15% of the number of common shares to be sold pursuant to the Offering, to cover the underwriters’ over-allocation position, if any, and for market stabilization purposes. The gross proceeds to Perpetua Resources from the Offering, before deducting the underwriting commissions and other Offering expenses, will be approximately US$50 million.

The Company expects to use the net proceeds of the Offering to continue permitting, early restoration and field operations, engineering and design at the Stibnite Gold Project and for general corporate purposes.

B. Riley Securities, Inc. and Cantor Fitzgerald Canada Corporation are acting as joint book-running managers for the Offering.

In connection with the Offering, Perpetua Resources has filed a preliminary prospectus supplement dated August 12, 2021 (the “Preliminary Prospectus Supplement”) to its base shelf prospectus dated April 1, 2021 (the “Base Shelf Prospectus”) to offer securities in each of the provinces of Canada, except Quebec. The Base Shelf Prospectus was filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS). A U.S. version of the Preliminary Prospectus Supplement has also been filed with the SEC (the “U.S. Preliminary Prospectus Supplement”). The Offering is being made in Canada only by means of the Base Shelf Prospectus and Preliminary Prospectus Supplement and in the United States only by means of the registration statement on Form F-10. Such documents contain important information about the Offering. Prospective investors should read the Base Shelf Prospectus and the Preliminary Prospectus Supplement as well as the Base Shelf Prospectus and U.S. Preliminary Prospectus Supplement before making an investment decision.

The Offering is expected to close on or about August 17, 2021. Closing of the Offering will be subject to a number of customary conditions, including the listing of the Common Shares issued as part of the Offering on Nasdaq and the TSX, and the receipt of all necessary approvals, including any required Nasdaq and TSX approvals. There can be no assurance as to whether or when the Offering will be completed.

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Copies of the Base Shelf Prospectus and the Preliminary Prospectus Supplement can be found on SEDAR at www.sedar.com, and a copy of the Registration Statement and the U.S. Preliminary Prospectus Supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained by contacting the Company or any of the following sources: B. Riley Securities, Inc. at (703) 312-9580 or by emailing prospectuses@brileyfin.com, Cantor Fitzgerald Canada Corporation in Canada, by emailing ecmcanada@cantor.com, or Cantor Fitzgerald & Co. in the U.S., by emailing prospectus@cantor.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Cautionary Statement Regarding Forward-Looking STATEMENTS OR INFORMATION

Certain statements contained in this news release constitute forward-looking statements or "forward-looking information" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, information and statements regarding: the conduct of the Offering; obtaining required approvals from the Nasdaq and the TSX; the granting of the Underwriters’ over-allotment option; and the anticipated use of proceeds from the Offering.

Forward-looking statements are neither historical facts nor assurances of future performance, instead they reflect the Company's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All of the Company's forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: there being sufficient investor demand for the Offering; economic and market conditions being conducive to the Offering on the timeline currently anticipated; the impact of COVID-19 on the business of the Company; the regulatory regime governing the business of the Company; the operations of the Company; the growth of the Company's business; the integration of technology; and the impact of litigation on the Company.

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Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, predictions, projections, forecasts, performances or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; fluctuations in the market price of the Common Shares; that the Company may not be able to accurately predict its rate of growth and profitability; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions, and global markets; the failure of the Company and/or the Underwriters to satisfy closing conditions to the Offering; the failure of the Company to satisfy certain Nasdaq and/or TSX listing requirements; the failure of the Company to use any of the proceeds received from the Offering in a manner consistent with current expectations; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors discussed in greater detail under the “Risk Factors” section of the Preliminary Prospectus Supplement and our Annual Information Form dated March 15, 2021 for the year ended December 31, 2020, each available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.  The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Further advancing Perpetua Resources’ ESG and sustainable mining goals, the Project will be powered by the lowest carbon emissions grid in the nation and a portion of the antimony produced from the Project will be supplied to Ambri, a U.S.-based company commercializing a low-cost liquid metal battery essential for the low-carbon energy transition.  In addition to the Company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

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